Exhibit 99.1
Tufin Announces Second Quarter 2022 Results
Second quarter revenue of $29.5 million increased 15% year-over-year
GAAP operating loss of $14.3 million and non-GAAP operating loss of $7.1 million

Boston, MA and Tel Aviv, Israel – August 18, 2022- Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the second quarter ended June 30, 2022.

“Tufin reported another strong quarter driven by robust growth in new logo customers and the continued expansion of our subscription business,” said Ruvi Kitov, Tufin CEO and Co-Founder. “We closed Q2 with $29.5M in total revenue propelled by year-over-year increases in new business bookings, subscription conversions, and number of seven-figure deals.”

Kitov added, “with the release of Tufin Orchestration Suite 22-1, we aligned our go-to-market efforts around our expanded support for cloud and hybrid environments including policy management for Azure firewall and NGFW.”

Financial Highlights for the Second Quarter Ended June 30, 2022

Revenue:
• Total revenue was $29.5 million, up 15% compared with the second quarter of 2021.
• Product revenue was $13.4 million, up 38% compared with the second quarter of 2021.
• Maintenance and professional services revenue was $16.1 million, flat compared with the second quarter of 2021.

Gross Profit:
• GAAP gross profit was $23.3 million, or 79% of total revenue, compared to $19.9 million in the second quarter of 2021, or 77% of total revenue.
• Non-GAAP gross profit was $23.9 million, or 81% of total revenue, compared to $20.5 million in the second quarter of 2021, or 80% of total revenue.

Operating Loss:
•          GAAP operating loss was $14.3 million, compared to operating loss of $11.4 million in the second quarter of 2021.
•          Non-GAAP operating loss was $7.1 million, compared to non-GAAP operating loss of $7.6 million in the second quarter of 2021.

Net Loss:
•          GAAP net loss was $15.6 million, or a loss of $0.40 per diluted share, compared to a GAAP net loss of $11.9 million, or $0.32 per diluted share, in the second quarter of 2021.
•          Non-GAAP net loss was $8.7 million, or a loss of $0.23 per diluted share, compared to non-GAAP net loss of $8.2 million, or $0.22 per diluted share, in the second quarter of 2021.

Balance Sheet and Cash Flow:

•
Cash flow used for operating activities during the six months ended June 30, 2022 was $0.7 million, compared to cash flow used for operating activities of $1.9 million during the six months ended June 30, 2021.

•	Total cash, cash equivalents, restricted cash and marketable securities as of June 30, 2022 were $87.3 million, compared to $89.4 million as of December 31, 2021.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating loss and net loss for the three and six months ended June 30, 2022 and 2021. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•
Tufin released Tufin Orchestration Suite R22-1, which offers new support for Microsoft Azure Firewall, new next generation firewall support for Check Point and Palo Alto Networks Panorama™, as well as new querying and dashboard capabilities.

•
Cyber Defense Awards, in conjunction with Cyber Defense Magazine, announced that Tufin was a “Cutting Edge” winner in Network and Security Management in the 2022 Global Infosec Awards. Cyber Defense Magazine considers startups and early-stage players to find those with the potential to stop breaches in a new and innovative way.

•
CRN recognized Tufin Orchestration Suite R22-1 as one of the 10 Coolest Cloud Security Tools and Products 2022 (So Far). CRN looked at cloud security products so far this year, recognizing offerings produced by and for big and small firms.

Transaction with Turn/River Capital

As announced on April 6, 2022, Tufin entered into a definitive agreement whereby funds advised by Turn/River Capital, a U.S.-based private equity firm will acquire all outstanding ordinary shares of Tufin. The shareholders of the Company approved the merger proposal brought before the special general meeting of shareholders held on June 7, 2022, by the requisite majority in accordance with the Israeli Companies Law. The transaction remains on track, subject to the satisfaction of certain additional customary closing conditions. Upon completion of the transaction, the Company’s ordinary shares will no longer be listed on any public market.

In light of the pending transaction, Tufin will not be hosting an earnings conference call to discuss these results and Tufin will not be providing guidance for the third quarter or for the full fiscal year 2022.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense and expenses associated with the pending merger transaction.
•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense and expenses associated with the pending merger transaction and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude expenses associated with the pending merger transaction allow for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the proposed merger, including the risks that the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing, that the proposed merger may involve unexpected costs, liabilities or delays, that the occurrence of certain events, change or other circumstances could give rise to the termination of the proposed merger agreement and that the proposed merger disrupts current plans and operations, risks associated with the ability to recognize benefits of the proposed merger, the potential difficulties in employee retention as a result of the proposed merger, the impact of the proposed merger on relationships with the Company’s commercial counter-parties, including, but not limited to, its distribution partners and the significant transaction costs associated with the proposed merger, as well as other risks that may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all; the successful management of our business model, as well as current and future growth, particularly with respect to the ongoing implementation of our plans to transition to a term-based subscription license business model over time; our intention to invest further in the Tufin Orchestration Suite to extend its functionality and features; our expectations regarding sales of our cloud products; competition we face in the security policy management market, and our potential lack of sufficient financial or other resources in order to maintain or improve our competitive position; our expectations regarding growth in the market for enterprise security and network management products; our ability to compete and increase positive market awareness of our brand, particularly with respect to markets for security policy management; our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spend; our expectations for growth in certain key verticals and geographic regions and our intention to expand international operations; our expectations regarding sales driven by our relationships channel partners and our technology alliance partners through joint selling efforts and go-to-market strategies; customer relationships developed by our hybrid sales model, including our ability to acquire new customers and retain existing customers; our dependence on a single third-party manufacturer to fulfill certain software license orders; our expectations concerning seasonality and the predictability of our sales cycle; our ability to align our future and past performance by continuing to generate sufficient revenues; the compatibility and integration of our product and service offerings with customers’ existing technology infrastructures and applications; our plans to deploy additional cloud-based subscription products and promote our brand over time, to enable more customers to consume our products beyond our existing on-premise solutions; our reliance on certain products and customers to generate revenue; compliance, managerial and regulatory risks associated with international sales and operations; the effect of any real or perceived shortcomings, defects or vulnerabilities in our solutions; political conditions and economic downturns, particularly in areas where we operate; the impact of COVID-19 on the budgets of our customers and on economic conditions generally; the effect of cyber security threats or attacks on our technologies, products and services; our compliance with laws, regulations and requirements in the jurisdictions where we operate, including with respect to with data protection and privacy and export and import control requirements; the outcome of certain litigation relating to our initial public offering; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to effectively manage, invest in, train, grow and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to maintain effective internal controls over financial reporting; the volatility of our share price and active trading market for our shares; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; our expectations regarding our tax classifications; and other factors discussed under the heading “Risk Factors” in the our most recent annual report on Form 20-F filed with and subsequent Reports of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2021	2022
Assets
CURRENT ASSETS:
Cash and cash equivalents	$44,439	53,251
Marketable Securities - short term	18,177	25,203
Accounts receivable (net of allowance for credit losses of $85 and $116 at December 31, 2021 and June 30, 2022 respectively)	19,156	12,913
Prepaid expenses and other current assets	8,765	7,952
Total current assets	90,537	99,319
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,251	3,997
Marketable Securities - long term	23,514	4,830
Property and equipment, net	5,007	5,178
Operating lease assets	16,457	15,259
Deferred costs	8,728	8,436
Deferred tax assets	2,533	3,265
Other non-current assets	1,366	1,503
Total non-current assets	60,856	42,468
Total assets	$151,393	141,787

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	June 30,
	2021	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,191	11,858
Employee and payroll accrued expenses	21,123	17,558
Other accounts payables	677	2,088
Operating lease liabilities – current	3,437	3,213
Deferred revenues	28,386	34,006
Total current liabilities	58,814	68,723
NON-CURRENT LIABILITIES:
Long-term deferred revenues	18,740	25,512
Non-current operating lease liabilities	17,837	14,663
Other non-current liabilities	1,681	1,899
Total non-current liabilities	38,258	42,074
Total liabilities-	97,072	110,797

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2021 and June 30, 2022, respectively; 37,851,120 and 38,839,749 shares issued and outstanding at December 31, 2021 and June 30, 2022, respectively;	157	161
Additional paid-in capital	195,041	203,284
Accumulated other comprehensive income	(113)	(618)
Accumulated deficit	(140,764)	(171,837)
TOTAL SHAREHOLDERS’ EQUITY	54,321	30,990
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	151,393	141,787

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Revenues:
Product	9,747	13,438	15,778	23,132
Maintenance and professional services	15,991	16,067	31,320	32,435
Total revenues	25,738	29,505	47,098	55,567
Cost of revenues:
Product	578	926	1,331	1,662
Maintenance and professional services	5,215	5,305	9,866	10,457
Total cost of revenues	5,793	6,231	11,197	12,119
Gross profit	19,945	23,274	35,901	43,448
Operating expenses:
Research and development	10,414	10,515	20,054	20,838
Sales and marketing	14,668	16,989	28,232	33,262
General and administrative	6,289	10,115	11,885	19,106
Total operating expenses	31,371	37,619	60,171	73,206
Operating loss	(11,426)	(14,345)	(24,270)	(29,758)
Financial income, net	(306)	(855)	(241)	(606)
Loss before taxes on income	(11,732)	(15,200)	(24,511)	(30,364)
Taxes on income	(133)	(362)	1,056	(709)
Net loss	(11,865)	(15,562)	(23,455)	(31,073)
Basic and diluted net loss per ordinary share	(0.32)	(0.40)	(0.64)	(0.81)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	37,023	38,578	36,715	38,300

Share-based Compensation Expense:
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Cost of revenues	538	619	1,061	990
Research and development	1,235	1,016	2,362	1,774
Sales and marketing	902	1,287	1,643	2,320
General and administrative	1,147	965	2,104	2,082
Total share-based compensation expense	3,822	3,887	7,170	7,166

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(23,455)	(31,073)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	837	976
Share-based compensation	7,170	7,166
Amortization of premium on marketable securities	167	90
Exchange rate differences on cash, cash equivalents and restricted cash	173	975

Change in operating assets and liabilities items:
Accounts receivable, net	6,296	6,243
Prepaid expenses and other current assets	(1,483)	379
Deferred costs	290	355
Deferred taxes	(507)	(732)
Other non-current assets	155	(137)
Accounts payable	1,731	6,667
Employee and payroll accrued expenses	(1,650)	(3,692)
Other accounts payable and non-current liabilities	178	1,884
Operating lease	(472)	(2,200)
Deferred revenues	8,653	12,392
Net cash used in operating activities	(1,917)	(707)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(938)	(941)
Investment in marketable securities	(16,127)	(1,988)
Proceeds from maturities of marketable securities	15,409	13,018
Net cash provided by (used in) investing activities	(1,656)	10,089
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	1,580	1,022
Changes in withholding tax related to employee share plans	(470)	129
Net cash provided by financing activities	1,110	1,151
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(173)	(975)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,636)	9,558

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	61,717	47,690
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	59,081	57,248

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Gross profit	19,945	23,274	35,901	43,448
Plus:
Share-based compensation	538	619	1,061	990
Non-GAAP gross profit	20,483	23,893	36,962	44,438

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Operating loss	(11,426)	(14,345)	(24,270)	(29,758)
Plus:
Share-based compensation	3,822	3,887	7,170	7,166
Expenses associated with the pending merger transaction	-	3,309	-	5,310
Non-GAAP operating loss	(7,604)	(7,149)	(17,100)	(17,282)

Reconciliation of Net Loss to Non-GAAP Net Loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Net loss	(11,865)	(15,562)	(23,455)	(31,073)
Plus:
Share-based compensation	3,822	3,887	7,170	7,166
Expenses associated with the pending merger transaction		3,309		5,310
Taxes on income related to non-GAAP adjustments	(114)	(345)	(1,719)	(668)
Non-GAAP net loss	(8,157)	(8,711)	(18,004)	(19,265)

Non-GAAP net income per share - basic and diluted	(0.22)	(0.23)	(0.49)	(0.50)
Weighted average number of shares - basic and diluted	37,023	38,578	36,715	38,300